BLUE EARTH INC.

2298 Horizon Ridge Parkway, Suite 205

Henderson, NV 89052

May 12, 2014

Amanda Ravitz, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Blue Earth, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed May 12, 2014
File No. 333-189937

Dear Ms. Ravitz:

The Company respectfully withdraws the acceleration request dated May 9, 2014 for the above-captioned Registration Statement.

BLUE EARTH, INC.

By:  /s/ Johnny R. Thomas

        Johnny R. Thomas, Chief Executive Officer